Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

March 28, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tony Burak

Re:	Northern Institutional Funds (the “Registrant”) (File No. 811-03605)

Dear Mr. Burak:

The following responds to the comments we received from you on February 27, 2017 regarding the annual report for the Registrant on Form N-CSR for the period ended November 30, 2016. The following is a description of the comments received accompanied by the Registrant’s responses:

Comment 1: Note 5, “Related Party Transactions” of the Registrant’s financial statements discloses a $16,000 payment from an affiliate to the Municipal Portfolio, which is also shown in the Portfolio’s Statement of Operations as “Net increase in payment from affiliate.” Please explain what this payment represents and why a Form N-CR filing was not made in connection with that payment.

Response: The contribution was made in conjunction with the Municipal Portfolio’s conversion from a stable net asset value (“NAV”) to a floating NAV prior to the October 14, 2016 Money Market Fund Reform compliance deadline. The contribution was not required to be reported on Form N-CR, pursuant to the guidance provided by the Division of Investment Management under question 10 of the 2014 Money Market Reform Frequently Asked Questions, as revised May 23, 2016.

Comment 2: For all portfolios subject to expense waivers or expense limitations, please confirm whether any expense amounts waived are subject to recoupment in future periods by the investment adviser. If so, please include a statement to that effect in the notes to the financial statements in the future.

Response: The Registrant confirms that expense amounts waived are not subject to recoupment in future periods by the investment adviser.

Comment 3: The names of the Treasury Portfolio, U.S. Government Portfolio and U.S. Government Select Portfolio trigger Rule 35d-1 under the Investment Company Act of 1940, as amended, and, correspondingly, the Registrant should consider including a policy that would require each Portfolio to invest at least 80% of its net assets plus borrowings in government securities.

Response: In the Registrant’s 2017 annual update to its registration statement, scheduled to become effective on April 1, 2017, the principal investment strategies disclosure of the U.S. Government Portfolio, U.S. Government Select Portfolio and Treasury Portfolio will be updated to reflect a policy to invest at least 80% of its assets in the type of investment suggested by its name.

We believe this letter responds to your comments. Please feel free to call me at (215) 988-1146 if you have any questions regarding the foregoing.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc:	Peter K. Ewing

Kevin P. O’Rourke

Jose J. Del Real